Exhibit 12.1

         ImClone Systems Incorporated
Ratio of Earnings to Fixed Charges
(in thousands)

	Three Months Ended March 31,	Year Ended
	2005	2004	2003	2002	2001	2000
	(Unaudited)
Income (loss) before taxes	$29,200	$131,014	$(112,011)	$(157,224)	$(127,607)	$(70,469)
Add:
Fixed charges	3,403	15,769	16,325	16,381	15,773	13,228
Amortization of capitalized interest	25	98	98	98	49	—
Less:
Interest capitalized during the period	1,181	6,087	6,059	2,077	1,656	846

Income (loss) before income taxes, as adjusted	$31,446	$140,794	$(101,647)	$(142,822)	$(113,441)	$(58,087)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	2,990	14,520	15,184	15,256	15,252	12,951
Portion of rent representative of the interest factor	413	1,249	1,141	1,125	521	277

Fixed charges	$3,403	$15,769	$16,325	$16,381	$15,773	$13,228

Deficiency of earnings available to cover fixed charges	$—	$—	$(117,972)	$(159,203)	$(129,214)	$(71,315)

Ratio of earnings to fixed charges	9.2:1	8.9:1	—	—	—	—